UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement: The Company has extended the Early Investor deadline to 6:59 AM PT on June 28, 2021; and has amended Exhibits C-1 and C-2 to add an omitted exhibit.
   ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Peaberry Software Inc.

Legal status of Issuer:

> ***Form:***

> Corporation

> ***Jurisdiction of Incorporation/Organization:***

> Delaware

> ***Date of Organization:***

> January 30, 2012

Physical Address of Issuer:

9450 SE Gemini Dr, Suite 43920
Beaverton, Oregon 97008

Website of Issuer:

https://www.customer.io

Current Number of Employees:

165

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$10,302,453	$4,829,503
Cash & Cash Equivalents	$8,093,555	$3,458,005
Accounts Receivable	$1,189,219	$119,652
Short-term Debt	$3,329,074	$1,116,089
Long-term Debt	$0	$707,475
Revenues/Sales	$23,552,881	$13,895,557
Cost of Goods Sold	$5,024,161	$3,193,691
Taxes Paid	$99,589	$(21,612)
Net Income	$1,357,475	$840,830


April 29, 2022

Form C-AR

Peaberry Software Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Peaberry Software Inc. dba Customer.io ("**Customer.io**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 29, 2022.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Peaberry Software Inc. dba Customer.io is a customer engagement SaaS platform, incorporated in Delaware as a corporation on January 30, 2012.

The Company is located at 9450 SE Gemini Dr, Suite 43920, Beaverton, Oregon 97008.

The Company's website is https://www.customer.io.

The Company conducts business and sells products and services through the internet throughout the United States and internationally.

The Company conducts its business through its wholly-owned subsidiary Customer.io Inc., a corporation formed under the laws of Canada, incorporated on July 20, 2015.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and 2022 due to COVID-19, the Company's revenue could be adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

Currently, our authorized capital stock consists of 16,000,000 shares of common stock, of which 6,141,981 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Colin Nederkoorn, our Founder, Chief Executive Officer and Director, Zhi Li, our Chief Financial Officer, Jonathan Hawkins, our Chief Revenue Officer, and Matthew Newhook, our Chief Technology Officer. The Company has or intends to enter into employment agreements with Mr. Nederkoorn, Mr. Li, Mr. Hawkins and Mr. Newhook, however there can be no assurance that it will do so or that they will continue to be employed by

the Company for a particular period of time. The loss of Mr. Nederkoorn, Mr. Li, Mr. Hawkins and Mr. Newhook, or any other member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations.

We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operationsAny adjustments made to our current and future office environments or work-from-home policies may not meet the needs and expectations of our workforce, which could negatively impact our ability to attract and retain our employees. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan.

If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities.

Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our varied customer base of enterprise and small and medium-size business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services.

If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.

We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels and other internal and external considerations. Such sales organization changes may result in a reduction of productivity, which could negatively impact our rate of growth and operating results. In addition, any significant change to the way we structure our compensation of our sales organization may be disruptive and may affect our revenue growth.

Our holding company organizational structure makes us largely dependent on and highly subject to the risks and uncertainties of, our operating subsidiary. This holding company structure may not provide the benefits we expect.

To the extent we operate subsidiaries, including but not limited to Customer.io Inc., we will likely be subject to the business, industry, geographic, and market risks, regulations and uncertainties of such subsidiaries. The impact of these may be significant to the Company and could have a negative effect on our financial condition, results of operations and stock price.

Our holding company structure may not keep the assets and liabilities of the Company, our legacy subsidiaries and any new businesses we acquire legally separate. In such case, the Company and its subsidiary entities may not be able to keep their legal liabilities fully segregated and the increased costs of maintaining a separate holding company, including the administrative costs and expenses associated with keeping separate records and separate corporate or regulatory filings, may be incurred without realizing the possible benefits.

To the extent the holding company needs funding in the future, if we are unable to receive funds from our operating subsidiaries, we may not be able to fund holding company operations. As a result, we could experience a material adverse impact on our financial condition and results of operations, and result in the loss of your entire investment in us.

Our wholly-owned subsidiary, Customer.io Inc., was formed under the laws of Canada, and may be subject to Canadian securities laws.

We primarily operate through our wholly-owned subsidiary, Customer.io Inc., which was formed under the laws of Canada. If we fail to adhere to the laws of Canada, including but not limited to the Canadian securities laws, such failure may have serious negative effects on our financial condition and results of operations, and result in the loss of your entire investment in us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Customer.io is an automated-messaging platform for tech-savvy marketers who want more control and flexibility to craft and send data-driven emails, push notifications, and SMS messages. The Company is headquartered in Beaverton, Oregon and was incorporated in Delaware on January 30, 2012.

Business Plan

The company charges a monthly or yearly recurring subscription fee for the use of its platform, based on the number of contacts a customer has as well as additional value add services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Customer.io	Customer engagement platform to automate emails, push notifications and SMS messages.	Early to Mid-Stage tech businesses.

Competition

Customer engagement is still early and often companies in our space are compared to the broader email marketing category. For early companies, competitors like Hubspot and Mailchimp (mass market offerings) can come up. For mid-stage companies who have reached scale, Braze or Iterable (enterprise offerings) may be considered. Customer.io sits squarely in between these two groups offering enterprise-grade functionality early in a company's life so that it can grow with a great tool rather than having to switch later.

Customer Base

We offer both a self-service version of product starting at $150 a month and a sales-assisted version starting at $12,000 per year.

Supply Chain

The company currently relies on Google Cloud for hosting services, and on Mailgun for email delivery. In each case there are viable alternatives the company could migrate to.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90394286	CUSTOMER.IO	Service Mark	12/18/2020	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONNEL

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Colin Nederkoorn	Founder, Chief Executive Officer & Director	Founder, Chief Executive Officer & Director, Customer.io, April 2012 to Present – Oversee strategy, business development efforts, partnership, new market development, and general executive oversight of the company.	Rensselaer Polytechnic Institute (B.S. Management & MIS, 2004)
John Allison	Founder & Director	Founder, Chief Technology Officer & Director, Customer.io, April 2012 to August 2020 – Oversee technology decisions for the company and management of the engineering department.	Ouachita Baptist University (B.S. Computer Science & Math, 2004)
Monika Saha	Director	Chief Marketing Offier, Gainsight, July 2021 to Present – Oversees marketing function. Chief Marketing Offier, Delphix, November 2018 to July 2021 – Led global demand generation and product marketing functions.	La Trobe University (B.E., Electronic Engineering)
George DeCarlo	Director	Founder & Chief Executive Officer, Woobox, January 2010 to Present – Oversee strategy, business development efforts, partnership, new market development, and general executive oversight of the company.	University of Portland (B.S. Electrical Engineering, 1999)
Pete Jensen	Director	Managing Director, Spectrum Equity, January 2007 to Present – Leads investments in growth companies in the software, internet and information technology industries.	Stanford University (B.A., Economics) University of Pennsylvania (MBA, Finance)
Zhi Li	Chief Financial Officer	Chief Financial Officer, Customer.io, October 2021 to Present – Leads Finance, Accounting and Data Analytics functions. Chief Financial Officer, MedBridge, June 2019 to October 2021- Led Finance, Accounting, Sales Ops, and Data Analytics functions.	University of Pennsylvania (B.A., Economics, 2003) University of Southern California (MBA, Finance, 2009)
Jonathan Hawkins	Chief Revenue Officer & Chief Marketing Officer	Chief Revenue Officer and Chief Marketing Officer, Customer.io,	Marine Corps University

		March 2018 to Present – Oversee the Sales Department and Marketing Department and responsible for the Company's Go To Market function.	(B.S. Computer Science, 2006)
Matthew Newhook	Chief Technology Officer	Chief Technology Officer, Customer.io, October 2020 to Present – Oversee technology decisions for the company and management of the engineering department. Vice President of Engineering, Customer.io, October 2017 to October 2020 – Responsible for the management of the engineering department.	Memorial University of Newfoundland (B.Sc. Computer Science, 1992)
Brian Thomas	Vice President of Product	Vice President of Product, Customer.io, August 2017 to Present – Oversee product planning for the company and management of the Product Management Department and Design Department.	University of Washington (M.B.A., 2014) Western Washington University (B.S. Computer Science, 2008)
Natalie Onions	Vice President of Customers	Vice President of Customers, Customer.io, October 2020 to Present – Oversee post-conversion customer experiences and delivery of SLAs, manages the Success, Technical, and Services support departments. Director of Customers, Customer.io, May 2020 to October 2020 – Overseeing the customer success team responsible for retaining premium customers. Customer Success Team Lead, Customer.io, March 2019 to May 2020 – Supporting the team of customer success managers in addition to managing a book of customers. Customer Success Manager, Customer.io, March 2018 to March 2019 – Responsible for retaining a book of customers.	Liverpool Hope University (B.A.Hons. Film Studies and Media, 2008)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 165 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 5,125,131 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). As of the date hereof, 6,141,981 shares of Common Stock and 4,535,067 shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,141,981
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	48.77%

Type	Series Seed Preferred Stock
Amount Outstanding	1,556,621
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series Seed Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.36%*

* Assuming conversion of 1 share of Series Seed Preferred Stock into 1 share of Common Stock.

Type	Series Seed 2 Preferred Stock
Amount Outstanding	565,312
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series Seed Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.49%*

* Assuming conversion of 1 share of Series Seed Preferred Stock into 1 share of Common Stock.

Type	Series Seed 2a Preferred Stock
Amount Outstanding	1,256,566
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series Seed Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.98%*

* Assuming conversion of 1 share of Series Seed Preferred Stock into 1 share of Common Stock.

Type	Series A-1 Preferred Stock
Amount Outstanding	1,009,210
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series A-1 Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.01%*

* Assuming conversion of 1 share of Series A-1 Preferred Stock into 1 share of Common Stock.

Type	Series A-2 Preferred Stock
Amount Outstanding	75,601
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series A-2 Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.60%*

* Assuming conversion of 1 share of Series A-2 Preferred Stock into 1 share of Common Stock.

Type	Series A-3 Preferred Stock
Amount Outstanding	71,757
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series A-3 Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.57%*

* Assuming conversion of 1 share of Series A-3 Preferred Stock into 1 share of Common Stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Stock Options and Restricted Stock Units (2015 Equity Incentive Plan)
Amount Outstanding	1,917,265
Par Value Per Share	N/A
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The exercise of Common Stock Options or the conversion of Restricted Stock Units into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.22%

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Colin Nederkoorn	2,613,077 / Common Stock	20.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Peaberry Software Inc. dba Customer.io (the "**Company**") was incorporated on January 30, 2012, under the laws of the State of Delaware, and is headquartered in Portland, Oregon.

The Company conducts its business through its wholly-owned subsidiary Customer.io Inc., a corporation formed under the laws of Canada, incorporated on July 20, 2015. Our financial statements include the financial results of Customer.io Inc.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with a maturity of three months or less when purchased.

As of April 29, 2022, the Company had an aggregate of $38,324,770 in cash and cash equivalents. The Company was profitable in 2021 and additional investment in the future will be to accelerate growth and not to support current levels of operation.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A-1 Preferred Stock	$29,999,854	1,009,210	General Working Capital	2/22/2022	Regulation D
Series A-2 Preferred Stock	$0	75,601	General Working Capital	2/22/2022	Regulation D
Series A-3 Preferred Stock	$0	71,757	General Working Capital	2/22/2022	Regulation D
Crowd SAFEs*	$4,847,778	2,520	Marketing, R&D, New Hires	8/15/2021	Regulation CF

*The Crowd SAFEs were converted to Series A-2 and Series A-3 Preferred Stock as the result of the Company's Series A Preferred Stock financing.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Colin Nederkoorn	
(Signature)	
Colin Nederkoorn	
(Name)	
CEO & Director	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Colin Nederkoorn	
(Signature)	
Colin Nederkoorn	
(Name)	
CEO & Director	
(Title)	
April 29, 2022	
(Date)	
/s/ John Allison	
(Signature)	
John Allison	
(Name)	
Director	
(Title)	
April 29, 2022	
(Date)	

/s/ Monika Saha
_____
(Signature)

Elizabeth Tse
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/ George DeCarlo
_____
(Signature)

George DeCarlo
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

/s/ Pete Jensen
_____
(Signature)

Pete Jensen
_____
(Name)

Director
_____
(Title)

April 29, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Colin Nederkoorn, certify that the financial statements of Peaberry Software Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Colin Nederkoorn
(Signature)
Colin Nederkoorn
(Name)
CEO & Director
(Title)